EXHIBIT 21.1

Subsidiaries of the Company

	State of Other	Other Name, if Any,
	Jurisdiction of	the Subsidiary Does
Name	Incorporation	Business Under

BowSteel Corporation	Delaware	RTI Connecticut
BowSteel of Texas Corporation	Delaware	RTI Texas
Extrusion Technology Corporation of America	Ohio	RTI Fabrication
Nati Gas Company	Ohio
New Century Metals, Inc.	Ohio
New Century Metals Southeast, Inc.	Delaware	RTI LA
Pierce-Spafford Metals Company, Inc.	California	RTI Pierce Spafford
Reamet, S.A.	France
RMI Delaware, Inc.	Delaware
RMI Metals, Inc.	Utah	Micron Metals
RMI Titanium Company	Ohio
RTI Claro Inc.	Quebec
RTI Finance	Ohio
RTI Hamilton, Inc.	Ohio
RTI Hermitage, Inc.	Ohio
RTI Energy Systems, Inc.	Ohio
RTI Europe Ltd.	United Kingdom
RTI Fabrication and Distribution, Inc.	Ohio
RTI France S.A.S	France
RTI International Metals Gmbh	Germany
RTI International Metals Ltd.	United Kingdom
RTI International Metals Srl	Italy
RTI Martinsville, Inc.	Ohio
RTI St. Louis, Inc.	Missouri
Tradco, Inc.	Missouri	RTI Tradco